UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) ICM Asset Management, Inc. (See Note 1)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year January 2001
(Street) 601 W. Main Ave., Suite 600			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _x_Form filed by More than One Reporting Person
(City) (State) (Zip) Spokane, WA 99201	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	1/11/01	C		548,823	A	$0.85	2,614,429	D&I	See Notes 2&3
Common Stock	1/11/01	C		29,412	A	$0.85	29,412	D	See Note 4
Common Stock	1/11/01	C		10,000	A	$0.85	12,000	D	See Note 5

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Obligation to Buy	$0.85	1/11/01	C			548,823	See Note 6	1/20/01	Common Stock	548,823	See Note 6	2,039,117	D&I	See Notes 2&3
Obligation to Buy	$0.85	1/11/01	C			29,412	See Note 6	1/20/01	Common Stock	29,412	See Note 6	14,706	D	See Note 4
Obligation to Buy	$0.85	1/11/01	C			10,000	See Note 6	1/20/01	Common Stock	10,000	See Note 6	5,000	D	See Note 5

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of (i) James M. Simmons, manager of Koyah Ventures, LLC, and President and majority shareholder of ICM Asset Management, Inc.; (ii) ICM Asset Management, Inc., a registered investment adviser; (iii) Koyah Ventures, LLC, a general partner of investment limited partnerships; (iv) Brian Cathcart, an officer, employee and shareholder of ICM Asset Management, Inc.; and (v) Nigel M. Davey, a member and officer of a limited liability company of which James M. Simmons is manager and ICM Asset Management, Inc. is a member. Each reporting person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2) These securities are owned by investment advisory accounts of ICM Asset Management, Inc. or by investment limited partnerships of which Koyah Ventures, LLC is the general partner and ICM Asset Management, Inc. is the investment adviser.

(3) Each reporting person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such reporting person's pecuniary interest.

(4) These securities are owned by Brian Cathcart.

(5) These securities are owned by Nigel M. Davey.

(6) Each of these securities represented the obligation to purchase on or before January 20, 2001 one share of the common stock (the Common Stock) of SVI Holdings, Inc. (SVI) by the Reporting Persons pursuant to a Common Stock Purchase Agreement (the Agreement) entered into on December 22, 2000 between the Reporting Persons and SVI. Under the terms of the Agreement, the Reporting Persons purchased the securities reported hereon, an aggregate 2,067,606 shares of Common Stock, an option to purchase 588,235 shares of Common Stock at $0.85 per share, which option expires on 2/21/01, and Warrants representing the right to purchase 1/2 share of Common Stock per share of Common Stock purchased on December 22, 2000 at $1.50 per share.

Dated: February 9, 2001

ICM Asset Management, Inc. Koyah Ventures, LLC

By: _____________________________ _______________ _________

Robert J. Law Robert J. Law James M. Simmons

Vice President Vice President

_______________ ____________ ________

Brian Cathcart Nigel M. Davey

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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Joint Filer Information

Name: James M. Simmons

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: January 2001

Signature: _____________________ ______

James M. Simmons

Name: Koyah Ventures, LLC

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: January 2001

Signature: Koyah Ventures, LLC

By: _______________

Robert J. Law, Vice President

Name: Brian Cathcart

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: January 2001

Signature: ____________________

Brian Cathcart

Name: Nigel Davey

Address: 601 W. Main Ave., Suite 600, Spokane, WA 99201

Designated Filer: ICM Asset Management, Inc.

Issuer and Ticker Symbol: SVI Holdings, Inc. (SVI)

Statement for Month/Year: January 2001

Signature: ____________________

Nigel M. Davey

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff ETR\4529\001\1133667